UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       METRO-GOLDWYN-MAYER INC.
----------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
----------------------------------------------------------------------
                    (Title of Class of Securities)

                              591610-10-0
               ------------------------------------------
                            (CUSIP Number)


                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                          New York, NY 10004
                            (212) 859-8000
----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communication)

                           November 13, 1997
----------------------------------------------------------------------
        (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 591610-10-0                    Page 1 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          TRACINDA CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                41,647,888

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            N/A

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              41,647,888

                10  SHARED DISPOSITIVE POWER

                         N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,647,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          63.24%

14  TYPE OF REPORTING PERSON*

          CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 591610-10-0                          Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          KIRK KERKORIAN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

  NUMBER OF      7  SOLE VOTING POWER(FN1)

   SHARES                41,647,888

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            N/A

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              41,647,888

                10  SHARED DISPOSITIVE POWER

                         N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,647,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          63.24%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

[FN]
(1) The number of shares of Common Stock of the company specified in this filing are all adjusted to give effect to a 41.667 for 1 stock split effected by the company on November 12, 1997.

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2500 Broadway Street, Santa Monica, California 90404.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule is being filed on behalf of Mr. Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian. Tracinda is an investment company. Mr. Kerkorian and Tracinda are collectively referred to hereinafter as the "Filing Persons."

     Tracinda's principal business address is 4835 Koval Lane, Las Vegas, Nevada 89109. During the last five years, Tracinda has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Kerkorian is Tracinda's Chief Executive Officer and sole director. Tracinda's other officers are Jerome B. York and Anthony L. Mandekic. The following information is supplied with respect to Mr. Kerkorian, Mr. York and Mr. Mandekic.

     I.   (a) Kirk Kerkorian.

          (b) Mr. Kerkorian's business address is 4835 Koval Lane, Las Vegas, Nevada 89109.

          (c) Mr. Kerkorian's principal occupation or employment is serving as Tracinda's Chief Executive Officer and President. In addition, Mr. Kerkorian is a director of MGM Grand, Inc., a Delaware corporation ("MGM Grand"). Tracinda is the principal stockholder of MGM Grand. MGM Grand is engaged in the hotel and gaming business and has its principal executive offices at 3799 South Las Vegas Boulevard, Las Vegas, Nevada 89109. In addition, Mr. Kerkorian is a director of the Company.

          (d) - (e) During the last five years, Mr. Kerkorian has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Kerkorian is a citizen of the United States.

      II. (a) Jerome B. York

          (b) Mr. York's business address is 4835 Koval Lane, Las
Vegas, Nevada 89109.

          (c) Mr. York's principal occupation or employment is serving as Vice Chairman of Tracinda. Mr. York is also a director of MGM Grand. Tracinda is the principal stockholder of MGM Grand. MGM Grand is engaged in the hotel and gaming business and has it principal executive offices at 3799 South Las Vegas Boulevard, Las Vegas, Nevada 89109. Mr. York is also a director of Apple Computer, Inc. ("Apple"). Apple is engaged in the business of designing, manufacturing and marketing microprocessor-based personal computers and has its principal executive offices at One Infinite Loop, Cupertino, California 95014. Mr. York is also a director of USA Waste Services, Inc. ("Waste Services"). Waste Services is engaged in the business of providing waste management services and has its principal executive offices at 1001 Fannin Street, Suite 400, Houston, Texas 77002. Mr. York is also a director of the Company.

          (d) - (e) During the last five years, Mr. York has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. York is a citizen of the United States.

     III. (a) Anthony L. Mandekic

          (b) Mr. Mandekic's business address is 4835 Koval Lane, Las Vegas, Nevada 89109.

          (c) Mr. Mandekic's principal occupation or employment is serving as Secretary/Treasurer of Tracinda.

          (d) - (e) During the last five years, Mr. Mandekic has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Mandekic is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 10, 1996, Tracinda acquired 8,333,400 shares of Common Stock and 450,000 shares of the Company's Series A Preferred Stock (which was convertible into 18,750,150 shares of Common Stock) for a purchase price (after giving effect to the aforementioned conversion) of $24.00 per share and an aggregate purchase price of $650,000,000. The purchase price for such shares was funded from funds provided to Tracinda pursuant to that certain Amended and Restated Credit Agreement dated as of October 30, 1996, as amended, between Tracinda, the financial institutions from time to time party thereto and Bank of America National Trust and Savings Association, as administrative agent (the "Credit Agreement'). Tracinda has pledged such shares pursuant to the Credit Agreement and a related Stock Pledge Agreement.

     On June 30, 1997, Tracinda sold to Seven Network Limited
("Seven"), pursuant to the exercise by Seven of an option, 100,000 shares of Series A Preferred Stock of the Company (which was convertible into 4,166,700 shares of Common Stock) at a purchase price of $100,000,000.

     On July 10, 1997, Tracinda acquired 13,375,107 shares of Common Stock, for a purchase price of $24.00 per share and an aggregate purchase price of $321,000,000. The purchase price for such shares was funded from funds provided to Tracinda pursuant to the Credit Agreement and such additional shares were pledged pursuant to the Credit Agreement and the related Stock Pledge Agreement.

     On November 12, 1997, Tracinda converted 350,000 shares of the Company's Series A Preferred Stock into 14,583,450 shares of Common Stock.

     On November 12, 1997, concurrently with the initial public offering by the Company, Tracinda purchased 3,978,780 shares of Common Stock at a purchase price of $18.85 per share, for an aggregate purchase price of $75,000,000. In addition, following the completion of the distribution by the underwriters of the shares offered by the Company in the initial public offering, Tracinda acquired 1,220,900 additional shares of Common Stock, as set forth in Item 5 below which is incorporated herein by reference. The aggregate purchase price for the foregoing 1,220,900 shares of Common Stock was $24,626,262.50, plus $48,836.00 of brokerage commissions, and was funded from funds provided to Tracinda pursuant to the Credit Agreement and such additional shares were pledged pursuant to the Credit Agreement and the related Stock Pledge Agreement.

     In addition, Tracinda has an option, exercisable at any time through October 10, 2002, to purchase 156,251 shares of Common Stock at a price of $6.41 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

     The 8,333,400 shares of Common Stock and 450,000 shares of the Company's Series A Preferred Stock (which was convertible into 18,750,150 shares of Common Stock) acquired by Tracinda on October 10, 1997, was acquired for investment purposes and for the purpose of acquiring, together with Seven and senior management of MGM Studios (as defined below) Metro-Goldwyn-Mayer Studios Inc. ("MGM Studios") from Consortium de Realisation, a wholly owned subsidiary of Credit Lyonnais S.A. The 13,375,107 Shares of Common Stock acquired by Tracinda on July 10, 1997, was acquired for investment purposes and for the purpose of providing the Company with funding to acquire Orion Pictures Corporation and its subsidiaries from Metromedia International Group, Inc. The rest of the shares beneficially owned by Tracinda were acquired for investment purposes.

     In the ordinary course of its business, Tracinda from time to time reviews the performance of its investments and considers possible strategies for enhancing value. As part of its ongoing review of its investment in the shares, Tracinda will, from time to time, explore the possibility of acquiring additional shares of Common Stock. Any determination with respect to the acquisition of additional shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The following table sets forth information with respect to the shares of Common Stock beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to 41,647,888 of the shares specified below. Mr. York has sole voting and investment power with respect to 5,000 of the shares specified below.

                           Number of                 Percent of
Name                       Shares                    Outstanding(FN2)

Tracinda Corporation       41,647,888                  63.24%
Kirk Kerkorian             41,647,888                  63.24%
Jerome B. York                  5,000                    .01%
Anthony Mandekic               -0-                       -0-%

[FN]
(2) Computed on the basis of 65,698,201 shares of Common Stock expected to be outstanding as of November 13, 1997, as reported in the Company's Prospectus dated November 12, 1997.

     (c) Except with respect to the shares specified in the immediately succeeding sentence, the table below sets forth information with respect to all purchases of shares of Common Stock by the persons and entities specified in Item 2 during the last 60 days. Except with respect to (i) 3,978,780 shares acquired by Tracinda directly from the Company on November 12, 1997, at a purchase price per share of $18.85 and (ii) 5,000 shares acquired by Mr. York on November 12, 1997, in connection with the initial public offering by the Company at a price per share of $20.00, all of such purchases described below were effected by Tracinda on the New York Stock Exchange.

Transaction Date     Number of Shares     Price Per Share     Aggregate Price
     11/13                37,000              $19.875          $   735,375.00
     11/13               400,000               20.00             8,000,000.00
     11/13               101,400               20.25             2,053,350.00
     11/13                25,000               20.375              509,375.00
     11/13                65,000               20.5              1,332,500.00
     11/13                15,000               20.675              309,375.00
     11/13                10,000               20.75               207,500.00
     11/13                70,000               21.00             1,470,000.00
     11/14                86,600               20.00             1,732,000.00
     11/14                 2,000               20.0625              40,125.00
     11/14                12,900               20.25               261,225.00
     11/14                25,000               20.375              509,375.00
     11/14                25,000               20.50               512,500.00
     11/14                10,000               20.5625             205,625.00
     11/14                 7,500               20.625              154,687.50
     11/14                42,500               20.75               881,875.00
     11/17                65,000               19 15/16          1,295,937.50
     11/17                 2,000               19 15/16             39,875.00
     11/17                 5,000               19 15/16             99,687.50
     11/17               134,000               19 15/16          2,671,625.00
     11/17                 2,000               19 15/16             39,875.00
     11/17                 2,000               20.00                40,000.00
     11/17                50,500               20.00             1,010,000.00
     11/17                 2,000               20 1/16              40,125.00
     11/17                 2,500               20 1/8               50,312.50
     11/17                21,000               20 3/16             423,937.50

     (d) No person other than (i) Tracinda (and Mr. Kerkorian as sole shareholder, President and Chief Executive Officer of Tracinda) with respect to the shares beneficially owned by Tracinda and (ii) Mr. York, with respect to the shares beneficially owned by Mr. York, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Tracinda entered into an Investment Agreement with the Company and Seven, dated as of July 11, 1996, as amended by Amendment No. 1, a copy of which is attached hereto as Exhibit 7.2, pursuant to which Tracinda acquired 8,333,400 shares of Common Stock and 450,000 shares of the Company's Series A Preferred Stock. Tracinda entered into an Investment Agreement with the Company and Seven, dated as of May 2, 1997, a copy of which is attached hereto as Exhibit 7.3, pursuant to which Tracinda acquired 13,375,107 shares of Common Stock. Tracinda entered into an Investment Agreement with the Company, dated as of November 12, 1997, a copy of which is attached hereto as Exhibit 7.4, pursuant to which Tracinda acquired 3,978,780 shares of Common Stock. Tracinda, the Company, Seven and one or more other parties are parties to an Amended and Restated Investors Shareholder Agreement, dated as of November 12, 1997, a copy of which is attached hereto as Exhibit 7.5, and an Amended and Restated Shareholders Agreement, dated as of November 12, 1997, a copy of which is attached hereto as Exhibit 7.6, each of which contains certain provisions relating to the corporate governance of the Company and provide for, among other matters, certain transfer related provisions and registration rights. Tracinda and the Company are parties to an Amended and Restated Stock Option Agreement dated as of November 12, 1997, a copy of which is attached hereto as Exhibit 7.7, pursuant to which the Company granted Tracinda an option to purchase up to 156,251 shares of Common Stock at a purchase price of $6.41 per share.

     In addition as described above in Item 3, Tracinda is a party to the Credit Agreement pursuant to which Tracinda secured funding to purchase the shares purchased by Tracinda and pursuant to which Tracinda pledged the shares so acquired by Tracinda.

     Pursuant to agreements entered into with Merrill Lynch & Co. in connection with the initial public offering by the Company, the form of which is attached hereto as Exhibit 7.8, each of Tracinda, Mr. Kerkorian and Mr. York generally agreed not to sell, offer to sell, grant any options for the sale of, or otherwise dispose of, any shares of the Common Stock for a period of 180 days after November 12, 1997, without the prior written consent of Merrill Lynch.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed as part of this Schedule 13D.

     Exhibit 7.1. Amended and Restated Credit Agreement dated as of October 30, 1996, as amended, between Tracinda, the Financial institutions from time to time party thereto and Bank of America National Trust and Savings Association, as administrative agent, and the related form of Stock Pledge Agreement.

     Exhibit 7.2. Investment Agreement dated as of July 11, 1996, as amended by Amendment No. 1.

     Exhibit 7.3.   Investment Agreement dated as of May 2, 1997.

     Exhibit 7.4.   Investment Agreement dated as of November 12, 1997.

     Exhibit 7.5. Amended and Restated Investors Shareholder Agreement dated as of November 12, 1997.

     Exhibit 7.6. Amended and Restated Shareholders Agreement dated as of November 12, 1997.

     Exhibit 7.7. Amended and Restated Stock Option Agreement dated as of November 12, 1997.

     Exhibit 7.9.   Form of Hold-Back Agreement.

     Exhibit 7.9.   Joint Filing Agreement.

     Exhibit 7.10.  Power of Attorney


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 1997
                              TRACINDA CORPORATION,
                              a Nevada corporation


                              By:      /s/ Anthony L. Mandekic
                                       -----------------------
                                       Anthony L. Mandekic
                                       Secretary/Treasurer


                              Kirk Kerkorian


                              By:      /s/ Anthony L. Mandekic
                                       -----------------------
                                       Anthony L. Mandekic
                                       Attorney-in-Fact